UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 16 Pages
Exhibit Index Found on Page 15

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Event Driven Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,862,907 [See Item 2(a)(i)]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,862,907 [See Item 2(a)(i)]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,862,907 [See Item 2(a)(i)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% [See Item 2(a)(i)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 16 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Overseas Intermediate Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,681,240
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,681,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,681,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 16 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Strategic Master Fund SPC, Ltd.—MSP9
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 16 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 5 of 16 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 16 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 23,544,147 Shares, which is 30.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,544,147
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,544,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,544,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 16 Pages

Preliminary Note

This Schedule 13D supersedes the Schedule 13G, as last amended by Amendment No. 5 thereto filed on February 17, 2015, filed by certain of the Reporting Persons with respect to Shares of the Company.  This Schedule 13D adds as a Reporting Person Greywolf Strategic Master Fund SPC, Ltd.—MSP9 and reports its purchase of 10,000,000 Shares on September 30, 2015.  As a consequence of such purchase, the Greywolf Funds in the aggregate beneficially own Shares exceeding 20 percent of the class of equity securities.  The Reporting Persons therefore are filing this Schedule 13D pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Certain of the Reporting Persons and/or affiliates thereof hold an aggregate principal amount of $9,950,000 of the Company’s 11% senior subordinated convertible notes due December 31, 2015 (the “Convertible Notes”).  Subject to conditions set forth in the indenture governing the Convertible Notes, the Convertible Notes may be converted at any time, at the holder’s option, into 285.71 Shares per $1,000 principal amount, subject to the right of the Company to settle such conversion in cash not Shares.  In view of the Company’s right to settle conversions in cash, ownership of Convertible Notes by a Reporting Person does not give rise to beneficial ownership of Shares on the part of such Reporting Person for purposes of Section 13(d) of the Exchange Act, and any such Reporting Person hereby disclaims such beneficial ownership.

Capitalized terms used in this Preliminary Note without definition have the meanings set forth below.  All references in this Schedule 13D to “$” are to U.S. dollars.

Item 1.  Security And Issuer

This statement relates to shares of Class A Common Stock, no par value (the “Shares”), of Gold Reserve Inc. (the “Company”).  The Company’s principal executive offices are located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201.

Item 2.  Identity And Background

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Event Driven Master Fund, a Cayman Islands exempted company (“Greywolf Event Driven”), with respect to the Shares beneficially owned by it1;

(ii)	Greywolf Overseas Intermediate Fund, a Cayman Islands exempted company (“Greywolf Overseas Intermediate”), with respect to the Shares beneficially owned by it;

1 Greywolf Event Driven holds such Shares through GCOF Europe S.à.r.l. (“GCOF Europe”), a special-purpose entity of which Greywolf Event Driven is the 100% owner.

Page 8 of 16 Pages

(iii)
Greywolf Strategic Master Fund SPC, Ltd.—MSP9, a Cayman Islands exempted segregated portfolio company (“Greywolf Strategic Master” and, together with Greywolf Event Driven and Greywolf Overseas Intermediate, the “Greywolf Funds”), with respect to the Shares beneficially owned by it;

(iv)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of the Greywolf Funds, with respect to the Shares beneficially owned by the Greywolf Funds;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by the Greywolf Funds; and

(vi)	Jonathan Savitz, a United States citizen and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares beneficially owned by the Greywolf Funds.

        (b)           The address of the principal business office of: (i) each of the Reporting Persons other than the Greywolf Funds is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) each of Greywolf Event Driven and Greywolf Overseas Intermediate is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands; and (iii) Greywolf Strategic Master is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)           The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager.  The principal business of Savitz is serving as the sole managing member of the Investment Manager General Partner, the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager, and the senior managing member of the general partner of certain other funds managed by the Investment Manager.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons is set forth above.

Page 9 of 16 Pages

Item 3.  Source And Amount Of Funds And Other Consideration
The net investment cost (including commissions) for the Shares beneficially owned by each of the Greywolf Funds is set forth below:

Entity	Number of Shares	Approximate Net Investment Cost
Greywolf Event Driven	8,862,907	$24,888,684
Greywolf Overseas Intermediate	4,681,240	$13,471,325
Greywolf Strategic Master	10,000,000	$27,525,000

The consideration for such acquisitions was obtained for each of the Greywolf Funds from working capital.

Item 4.  Purpose Of  The Transaction

The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

The Greywolf Funds acquired the Shares for investment purposes.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, each Reporting Person, consistent with its  investment purpose, at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares or such other securities, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may beneficially own at any point in time.

Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more security holders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company.  Such communications may relate, without limitation, to the Company’s strategy, operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company’s management or board of directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer

Page 10 of 16 Pages

The Greywolf Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 76,077,547 Shares outstanding as of June 30, 2015, as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2015.

(c)
On September 30, 2015, Greywolf Strategic Master purchased 10,000,000 Shares at a price of $2.75 per share plus trading fees and expenses.   Such transaction was effected as a block purchase from another shareholder of the Company.  Other than the foregoing purchase by Greywolf Strategic Master, there have been no purchases or sales of Shares by the Greywolf Funds in the past 60 days.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Investment Manager and the Investment Manager General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Page 11 of 16 Pages

Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned directly by such Greywolf Fund.  The Investment Manager, as the investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Savitz, as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Each of the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Registration Rights Agreement

Certain affiliates of the Reporting Persons entered into a Registration Rights Agreement, dated as of August 27, 2013 (the “Registration Rights Agreement”), between the Company and the Stockholders identified therein.  The Shares currently beneficially owned by Greywolf Event Driven and Greywolf Overseas Intermediate are subject to the Registration Rights Agreement and accordingly have been registered by the Company for resale under the Securities Act of 1933, as amended.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions thereof.  The Registration Rights Agreement was filed by the Company as Exhibit 4.5 to the Company’s registration statement on Form F-3 filed with the SEC on October 28, 2013, which exhibit is hereby incorporated herein by reference.

Contingent Value Rights

Greywolf Overseas Intermediate and GCOF Europe hold certain contingent value rights (“CVRs”) of the Company entitling them to receive, net of certain deductions, up to 1.493% in the aggregate of any proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas

Page 12 of 16 Pages

Project that was compiled by the Company.  Capitalized terms used in the preceding sentence without definition have the meanings set forth in, and this description of the CVRs is qualified in its entirety by reference to the description thereof set forth in, Exhibit 99.1 to the Company’s Form 40-F for the fiscal year ended December 31, 2014, filed with the SEC on April 24, 2015.

Agreement in Principle Regarding Modification of Outstanding Convertible Notes and Issuance of New Convertible Notes

On September 2, 2015, Greywolf Overseas Intermediate and GCOF Europe, as holders of outstanding Convertible Notes, entered into an agreement in principle with the Company and certain other holders of outstanding Convertible Notes.  As disclosed by the Company in its press release dated September 3, 2015 and attached as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 4, 2015, the agreement in principle contemplates that the Company will (i) issue for cash up to $12.3 million of new convertible notes (“New Convertible Notes”) due December 31, 2018 and (ii) modify, amend and extend the maturity date of its $44 million outstanding principal and accrued interest amount of Convertible Notes from December 31, 2015 to December 31, 2018 (the “Amended Convertible Notes”).  Also as disclosed by the Company in such press release, the agreement in principle contemplates that the New Convertible Notes and the Amended Convertible Notes will bear interest at 11% per annum and will be convertible at any time, at the holder’s option, into 333.33 Shares per $1,000 principal amount (subject to the right of the Company to settle such conversion in cash not Shares).  The transactions contemplated by the agreement in principle are subject to approval by the TSX Venture Exchange and the negotiation and execution of definitive documents by the parties.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.

The Registration Rights Agreement was filed by the Company as Exhibit 4.5 to the Company’s registration statement on Form F-3 filed with the SEC on October 28, 2013.  Such exhibit is hereby incorporated herein by reference.

Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015

/s/ Jonathan Savitz__________________________
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz__________________________
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to each of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND and
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz__________________________
Jonathan Savitz

Page 14 of 16 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 15 of 16 Pages

EXHIBIT 1
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  October 13, 2015

/s/ Jonathan Savitz________________________________
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

 /s/ Jonathan Savitz_______________________________
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to each of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND and
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz_____________________________
Jonathan Savitz

Page 16 of 16 Pages